

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 2 8 2013



13012680

| SEC FILE NUMBER |
| --- |
| 8-66389 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2012__ AND ENDING __DECEMBER 31, 2012__

MM/DD/YY      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    IMST DISTRIBUTORS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

__THREE CANAL PLAZA, 3RD FLOOR__

(No. and Street)

| __PORTLAND__ | __MAINE__ | __04101__ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__WESTON SOMMERS__                  __(207) 553-7129__

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__MARCUM LLP__

(Name – if individual, state last, first, middle name)

| __750 THIRD AVENUE, 11TH FLR.__ | __NEW YORK__ | __NEW YORK__ | __10017__ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**IMST DISTRIBUTORS, LLC**
(Formerly Known as Foreside Distribution Partners, LLC and
PNC Fund Distributor, LLC)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

# OATH OR AFFIRMATION

I, _____WESTON SOMMERS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____IMST DISTRIBUTORS, LLC_____ , as of _____DECEMBER 31,_____ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

ACTING FINANCIAL AND OPERATIONS PRINCIPAL
Title

_____
Notary Public    **My Commission Expires 10/30/2015**

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# IMST DISTRIBUTORS, LLC
## (Formerly Known as Foreside Distribution Partners, LLC and
## PNC Fund Distributor, LLC)
## (A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

## CONTENTS



# INDEPENDENT AUDITORS' REPORT

To the Member of
**IMST Distributors, LLC**

## Report on the Financial Statement

We have audited the accompanying statement of financial condition of IMST Distributors, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

*Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1



MARCUMGROUP
MEMBER

*Opinion*

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IMST Distributors, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

*Marcum LLP*

New York, NY
February 22, 2013

**IMST DISTRIBUTORS, LLC**
**(Formerly Known as Foreside Distribution Partners, LLC**
**and PNC Fund Distributor, LLC)**
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2012**

| | | |
|---|---:|---:|
| **Assets** | | |
| Cash | $ 167,648 | |
| Distribution fees receivable | 117,020 | |
| Prepaid expenses | 104,134 | |
| | | |
| **Total Assets** | | $ 388,802 |
| | | |
| **Liabilities and Member's Equity** | | |
| | | |
| **Liabilities** | | |
| Accrued distribution fees | $ 117,020 | |
| Accrued expenses | 15,200 | |
| Due to related party | 32,877 | |
| | | |
| **Total Liabilities** | | $ 165,097 |
| | | |
| **Commitments and Contingencies** | | |
| | | |
| **Member's Equity** | | 223,705 |
| | | |
| **Total Liabilities and Member's Equity** | | $ 388,802 |

*The accompanying notes are an integral part of this financial statement.*

# IMST DISTRIBUTORS, LLC
## (Formerly Known as Foreside Distribution Partners, LLC and PNC Fund Distributor, LLC)
## (A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

### NOTES TO FINANCIAL STATEMENT

### DECEMBER 31, 2012

---

### NOTE 1 - ORGANIZATION

IMST Distributors, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company (formerly known as Foreside Distribution Partners, LLC and PNC Fund Distributor, LLC) served as distributor for the PNC Alternative Investment Funds, certain closed end management companies sponsored by PNC Capital Advisors, Inc. until December 4, 2011 at which time the funds were liquidated.

In 2012, the Company entered into Distribution Services Agreements and became the distributor and principal underwriter for the funds (the "Funds") within the Investment Managers Series Trust (the "Trust"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisor (collectively, the "Advisors") beginning in January 2013.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

4

**IMST DISTRIBUTORS, LLC**
**(Formerly Known as Foreside Distribution Partners, LLC and**
**PNC Fund Distributor, LLC)**
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)**

NOTES TO FINANCIAL STATEMENT

**DECEMBER 31, 2012**

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*CASH AND CASH EQUIVALENTS*

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2012, the Company had no cash equivalents.

*RECEIVABLES*

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2012, the Company had not recorded an allowance for any potential non-collection.

*INCOME TAXES*

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of Foreside Financial Group, LLC.

The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2012, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of Foreside Financial Group, LLC's returns) for three years from the date of filing. These returns remain subject to examinations from 2009 through the current year.

**IMST DISTRIBUTORS, LLC**
**(Formerly Known as Foreside Distribution Partners, LLC and**
**PNC Fund Distributor, LLC)**
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)**

NOTES TO FINANCIAL STATEMENT

**DECEMBER 31, 2012**

## NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

There were no transfers between Levels 1, 2, or 3 as of December 31, 2012.

At December 31, 2012, the Company did not hold any Level 2 or Level 3 assets or liabilities.

# IMST DISTRIBUTORS, LLC
## (Formerly Known as Foreside Distribution Partners, LLC and PNC Fund Distributor, LLC)
## (A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

### NOTES TO FINANCIAL STATEMENT

### DECEMBER 31, 2012

---

## NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which is under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, Foreside provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended December 31, 2012, these allocated expenses totaled $114,612. At December 31, 2012, amounts due to the related party totaled $32,877, which is included in "Due to related party" on the Statement of Financial Condition.

Foreside agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2012, the Company received cash contributions totaling $310,000.

## NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $119,571, which was $108,565 in excess of its minimum required net capital of $11,006. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.38 to 1.

## NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) — the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

**IMST DISTRIBUTORS, LLC**
**(Formerly Known as Foreside Distribution Partners, LLC and**
**PNC Fund Distributor, LLC)**
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)**

NOTES TO FINANCIAL STATEMENT

**DECEMBER 31, 2012**

## NOTE 7 - COMMITMENTS AND CONTINGENCIES

### INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

### CREDIT RISK

The Company maintains a checking account in a financial institution. The account at the bank is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

## NOTE 8 - AGREEMENTS

The Company has a Distribution Agreement (the "Agreement") with the Trust under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreement is generally for an initial two year term. Thereafter, if not terminated, the Agreement shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreement. The Agreement is terminable without penalty with 60 days' prior written notice, by the Trust or by the Company in accordance with the terms of the Agreement. The Company has also entered into Distribution Services Agreements with the Funds' Advisors (the "Services Agreements") which continue in effect through the term of the Agreement.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution fees as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

8

**IMST DISTRIBUTORS, LLC**
**(Formerly Known as Foreside Distribution Partners, LLC and**
**PNC Fund Distributor, LLC)**
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)**

**NOTES TO FINANCIAL STATEMENT**

**DECEMBER 31, 2012**

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date the financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.

